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EXHIBIT 21

LIST OF SUBSIDIARIES

Affymetrix, UK Ltd, wholly-owned subsidiary incorporated in the United Kingdom and doing business under such name.

Affymetrix France S.A.S., wholly-owned subsidiary incorporated in France and doing business under such name.

Affymetrix GmbH, wholly-owned subsidiary incorporated in Germany and doing business under such name.

Affymetrix Pte Ltd, wholly-owned subsidiary incorporated in Singapore and doing business under such name.

Genetic MicroSystems, Inc., wholly-owned subsidiary incorporated in Massachusetts and doing business under such name.

Neomorphic, Inc., wholly-owned subsidiary incorporated in California and doing business under such name.

Perlegen Sciences, Inc., 53% owned subsidiary incorporated in Delaware and doing business under such name. See Note 9—Related Party Transactions to the Company's Consolidated Financial Statements.

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  EXHIBIT 21